

September 19, 2012

Via E-mail
Mr. Mark Nije
Chief Financial Officer
Elephant Talk Communications Corp.
Schiphol Boulevard 249
1118 BH Schiphol
The Netherlands

> **Re:** **Elephant Talk Communications Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 2, 2012**
> **File No. 001-35360**

Dear Mr. Nije:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Note 2. Significant Accounting Policies, page 7

Cash and Cash Equivalents, page 8

1. We note your statement that, "For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of six months or less at the time of purchase to be cash equivalents." Please tell us why you believe six months is the appropriate time period versus three months. Tell us how you considered the definition of cash equivalent from ASU 305-10-20.

<u>Liquidity and Capital Resources, page 31</u>

2. We note your current disclosure regarding historical liquidity resources. However, in addition to your current disclosure please evaluate separately in detail your ability to meet upcoming cash requirements over both the short and long term. In addition, identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action that you plan to take to remedy the deficiency.

<u>Item 4. Controls and Procedures, page 32</u>

3. Please amend your filing to address the effectiveness of your Disclosure Controls and Procedures in accordance with Rules 13a-15 of the Securities Exchange Act of 1934.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Nije
Elephant Talk Communications Corp.
September 19, 2012
Page 3

       You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                    Sincerely,

                    /s/ Terry French for

                    Larry Spirgel
                    Assistant Director